Filed by Archipelago Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended,

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934, as amended

Subject Companies:

New York Stock Exchange, Inc.

Archipelago Holdings, Inc.

(Commission File No. 001-32274)

Date: July 26, 2005

Thomson StreetEvents	streetevents@thomson.com	617.603.7900	www.streetevents.com

© 2005 Thomson Financial. Republished with permission. No part of this publication may be reproduced or transmitted in any form or by any means without the prior written consent of Thomson Financial.

FINAL TRANSCRIPT

Jul. 25. 2005 / 5:00PM, AX - Q2 2005 Archipelago Holdings, Inc. Earnings Conference Call

Conference Call Transcript

AX - Q2 2005 Archipelago Holdings, Inc. Earnings Conference Call

Event Date/Time: Jul. 25. 2005 / 5:00PM ET

Event Duration: N/A

CORPORATE PARTICIPANTS

Pat Murphy

Archipelago Holdings, Inc. - IR

Jerry Putnam

Archipelago Holdings, Inc. - CEO

Nelson Chai

Archipelago Holdings, Inc. - CFO

Kevin O’Hara

Archipelago Holdings, Inc. - Chief Administrative Officer

CONFERENCE CALL PARTICIPANTS

Daniel Goldberg

Bear Stearns - Analyst

Roger Freeman

Lehman Brothers - Analyst

Charlotte Chamberlain

Jefferies & Co. - Analyst

Craig Lapin

Seranet (ph) Capital - Analyst

Mike Kubitz

Piper Jaffray - Analyst

Mike Vinciquerra

Raymond James - Analyst

Rich Repetto

Sandler O’Neill & Partners - Analyst

Richard Herr

Keefe, Bruyette & Woods - Analyst

Justin Hughes

Philadelphia Financial - Analyst

Joe Saluti

Highline Capital - Analyst

Terry O’Connor

Peter Krieg (ph) - Analyst

Todd Halky

BAN (ph) - Analyst

Jeff Rapaport

B (ph) Capital - Analyst

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to the Archipelago Holdings, Inc. Q2 earnings conference call. My name is Kara and I will be your coordinator for today. At this time, all participants are in a listen-only mode. We will be facilitating a question-and-answer session towards the end of the conference. (OPERATOR INSTRUCTIONS). I would now like to turn the presentation over to Pat Murphy with Investor Relations. Please proceed.

Pat Murphy  - Archipelago Holdings, Inc. - IR

Good afternoon and welcome to the Archipelago Holdings, Inc. conference call to discuss results for the second quarter of 2005. During this call, our comments may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act. These statements are based on Archipelago’s expectations and involve risks and uncertainties that could cause Archipelago actual results to differ materially from those in the statements. Please refer to our SEC filings as well as the filings of the MIT Group, Inc. for a full discussion of the risk factors that made affect any forward-looking statements. You should not place undue reliance on forward-looking statements, which speak only as of the date of this conference call. Except for any obligation to disclose material information under the federal securities law, Archipelago undertakes no obligation to release publicly any revision to any forward-looking statements to reflect events or circumstances after this conference call. I will now hand the call over to Jerry Putnam, Archipelago’s Chairman and Chief Executive Officer.

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

Thank you, Pat. Good afternoon, everyone. With me today is Nelson Chai, our CFO, Kevin O’Hara, CAO and General Counsel. Nelson is going to go into more detail on the financial results of our second quarter.

Before that, I’d like to give you a brief overview of these results and provide updates on our current business before turning to both the NYSE and PCX transactions. Archipelago reported another profitable quarter of 3 million in net income or $0.06 per diluted share. This compares to net income of 13.2 million or $0.28 per diluted share for the first quarter of ‘05.

During the second quarter of ‘05, Archipelago incurred 8.4 million of expenses in conjunction with our announced merger with the New York Stock Exchange. Excluding these expenses, diluted earnings per share would have been $0.17 per share. In addition to the 8.4 million of NYSE merger expenses, our results for the second quarter of ‘05 included 10.2 million of discretionary marketing expenses for the continued building of our brand. As Nelson will cover in just a moment, over half of our 2005 media or advertising budget was spent in this quarter. You will see decreases in marketing expenses in the last few quarters of the year.

Before I address both the NYSE and PCX transactions, I’d like to focus on our core business for the quarter. ArcaEx market share in NASDAQ-listed stocks was relatively flat or down slightly at 23.1% for this quarter compared to 23.5% for the first quarter of 2005. We continue to see growth in the trading of listed stocks. ArcaEx market share increased to 3.3% this quarter in NYSE-listed stocks, doubling from 1.5% for the second quarter of ‘04. Additionally, ArcaEx market share increased to 29.7% in AMEX-listed stocks, up from 25.5% for the first quarter of ‘05.

One segment where we have seen substantial growth this year is in the trading of ETF. Our ETF market share has increased from just under 30% in January of ‘05 to over 35% this past June. Last week, there was more positive news on the ETF front and we were proud to announce that Barkley’s Global Investors or BGI, a worldwide leader in exchange-traded funds, plans to transfer the listing of 20 of its Ishares exchange traded products to ArcaEx.

During our IPO road show and on past earnings calls, I’ve talked about our plans to build a successful listings platform on ArcaEx. We’ve done a number of things to that end, including hiring a strong and knowledgeable sales team, and building data products and services for issuers. As evidenced by this quarter’s marketing expenditures, we have also been committed to building the branded awareness it takes to make ArcaEx’s listings platform a recognizable and viable alternative for corporate issuers. The success we have seen in this area with the recent Ishares announcement, the listings of American Dairy, ZAP, demonstrates what I believe is meaningful progress in this area.

Now I’d like to turn to PCX and the NYSE transactions. As you may have seen last Friday, we agreed with the PCX to amend certain terms of Archipelago’s acquisition of PCX Holdings and its subsidiaries. Under the amended terms of our agreement, we will now pay consideration consisting of all cash to holders of PCX Holdings stock and options rather than consideration consisting of 80% in cash and 20% in Archipelago common stock, which is what our original deal called for. The terms of the total amount of consideration for the PCX acquisition were not amended. Since an all cash deal will no longer require Archipelago to prepare and file a registration statement with the SEC, we believe that this change should help accelerate the time to closing. As we have stated before, the PCX acquisition is subject to approval by PCX Holdings’ shareholders and the SEC. We believe that our required SEC SRO 19d-4 (ph) filing will be published in the Federal Register in the coming weeks and that the PCX shareholder vote will occur in August or September. Subject to those approvals and closing conditions, we expect to close the PCX acquisition in the third quarter of 2005. In the interim, we continue to work with the PCX in planning for a smooth and seamless transition.

Let me close by spending a few minutes on our merger with the NYSE. The big news last week was the filing of the S4 for the NYSE Group. If you’ve had a chance to pour through the more than 800 pages, you will see that it lays out in greater detail the vision and strategy we announced on April 20th. Producing this document so expeditiously was no small task and demonstrates the commitment and dedication of both Archipelago and the New York Stock Exchange the quick completion of this merger.

Also last week, our merger agreement with the NYSE was amended to include two key revisions to the original agreement. A provision was added allowing NYSE members to make a cash election or a stock election with regard to their merger consideration and the transfer restrictions applicable to the shares of common stock of the NYSE Group to be received by the NYSE members in the transaction was shortened. Lastly, in connection with the Department of Justice’s investigation under the Hart-ScOTC-Rodino Antitrust Improvements Act of our NYSE merger, the DoJ Antitrust division has issued a request for additional information and documentary materials, also called the second request, to Archipelago and to the New York Stock Exchange. We anticipated receiving this request and are working diligently with the DoJ on responding to their request for information. We continue to anticipate that the NYSE merger will close in the first quarter of 2006. Now I want to turn the call over to Nelson to go over the second quarter financials. Nelson?

Nelson Chai  - Archipelago Holdings, Inc. - CFO

Thank you Jerry, and good afternoon, everyone. As Jerry mentioned for the second quarter of 2005, we reported net income of $3 million or $0.06 per diluted share. This compares to net income of $13.2 million or $0.28 per diluted share for the first quarter of 2005. Our second-quarter results included $8.4 million of direct costs associated with our announced merger with the New York Stock Exchange. These include fees paid to Goldman Sachs and Greenhill, our financial adviser, as well as legal and accounting services. Excluding the nonrecurring New York Stock Exchange merger expenses, our earnings for the second quarter would have been $0.17 per diluted share.

In addition, during the second quarter, our marketing expenses, as Jerry mentioned earlier, were $10.2 million and consisted primarily of discretionary advertising spending as we continue to build our brand. This represented a $7.1 million increase from our marketing expenses for the first quarter of 2005. As Jerry mentioned, the bulk of our media or advertising dollars was planned for the second quarter of the year. For the remaining two quarters, we anticipate the run rate for the entire marketing expenditures, which includes media, will be closer to $5 million per quarter.

For the second quarter of 2005, our total revenues were $127.8 million compared to $133.7 million for the first quarter and $128.9 million for the second quarter of 2004. This sequential quarterly decline was primarily due to lower industry volumes, down 6.2% quarter to quarter. In addition, ArcaEx traded a higher percentage of New York Stock Exchange shares, which have a lower gross revenue pricing structure than OTC and AMEX trading.

Slightly offsetting the decrease in transaction fees was ArcaEx’s ability to derive a higher percentage of consolidated market data revenue fees, resulting in an increase of $1 million or 6.8% at $15.9 million compared to Q1 2005.

We reported strong gross margins of $54.4 million, the equivalent of 42.6% to our total revenues for the second quarter of 2005, as compared to gross margins of 55.2 million or 41.3% of our total revenues for the first quarter of 2005 to (ph) 47.8 million or 37.1% of our total revenues for the second quarter of 2004. The improvement in gross margin percentage was driven by the additional market data fees earned, coupled with the increase in the percentage of customer share volume matched internally. During the second quarter, our matched rate reached 88.9% compared to 88.4% for the first quarter and 86.3% for the second quarter of 2004.

For the second quarter of 2005, total indirect expenses were $50.6 million, a $16.4 (ph) million increase from the 34.2 million reported for the first quarter and a $19.9 million increase from the 30.7 million for the second quarter a year ago. Once again, our second-quarter indirect expenses included $8.4 million of nonrecurring expenses, directly attributable to the NYSE merger, and $10.2 million of marketing expenses, primarily in relation to our advertising campaign. As of March 31, 2005, Archipelago had $207 million of cash and cash equivalents and no long-term debt obligation.

This concludes my financial overview. I think now we’ll open it up to questions.

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

So, operator, you can open the line to questions now.

QUESTION AND ANSWER

Operator

(OPERATOR INSTRUCTIONS). Daniel Goldberg, Bear Stearns.

Daniel Goldberg  - Bear Stearns - Analyst

Could you just, Nelson, I guess, talked a little bit about the compensation number, was up I guess much higher than we had expected — just talk a little bit about what happened there and then potential run rate going forward?

Nelson Chai  - Archipelago Holdings, Inc. - CFO

In terms of the run rate, Dan, I think I keep it where it is. We had 241 employees in the first quarter and we have 252. Some of the employee hires — as you know, we are continuing to build out our product portfolio. In addition to that, as our competition (indiscernible) in the first quarter, there were some slight changes or adjustments made to the compensation. So those are the combination of both. But net-net, I think the run rate should stay fairly close to where it is for the balance of the year.

Daniel Goldberg  - Bear Stearns - Analyst

Okay. Can you comment at all on early July activity or so far in July, it looks like running about 5% ahead of where the second quarter came in in terms of volume? Any thought there in terms of the environment and what will you expect for the third quarter?

Nelson Chai  - Archipelago Holdings, Inc. - CFO

I guess — the good news is — I guess the bad news is that the OTC marketplace still seems to be month to date around 1.7 billion, which is where it was for the second quarter, Dan. The good news is we’ve seen our market share improve. So if you notice in the first and second quarter, Jerry mentioned the 23.5 and the 23.1 market shares. Right now, we’re running at about 24.3%.

Additionally, our New York Stock Exchange share is up to about 3.5%. And then on the AMEX, we’re running about 31. So we are seeing some improvement in July which has been positive. But in terms of the overall market, I think New York is still right around that 2 billion share (indiscernible), and the OTC is still in the billion 7. So we haven’t seen a tremendous bump up, if you will, in the overall market, but we have seen some improvement in our own market share.

Daniel Goldberg  - Bear Stearns - Analyst

Okay. And regarding match rate there, it looks like your match rate went up slightly, whereas you had InstaNet’s numbers fall. Any comments or thoughts there what the dynamics might be?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

This is Jerry. I’m not — I think there’s slight changes. And I don’t think you can read anything into that. We’ve continued to improve that internal match rate, and hopefully, that will continue. I think it will going forward. But I don’t think there’s anything going on between us an InstaNet that would — that you could read into their numbers.

Daniel Goldberg  - Bear Stearns - Analyst

Okay. And then just lastly, now that you’ve filed the S4, you’ve had some time to digest since the announcement of the deal. Jerry, what do you think the two biggest challenges are going forward?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

We have — the main focus — strives our core business and we’ll keep running that and keep adding technology and order types. And so we’ll continue to focus on building AMEX market share, and our listed market share. But in the new areas, one is options transaction with the PCX transaction, which is going to get us in the options business. There’s a tremendous effort underway here to be ready to take over that business and hit the ground running. So it’s on several fronts; there’s a big integration plan and we’re going to look to execute that plan and start to build market share in the options business. So there’s a group that’s focused on that. We’ve kept them mostly separated from the NYSE deal because they don’t — we don’t want to get every — too many people working on the same thing, so there’s a separate team that’s focused on the NYSE deal and as we get closer to that and get through some of this HSR that we have to get through, that team will be focusing or be at the level where the PCX options team is playing out. It gets to be a little bit more hands on than we’re allowed to be through the HSR process. But I mean those are the two big stories going forward. Build the options business, build the listings business, which we got some momentum there on our own. I think with the NYSE, obviously, that business looks brighter than ever. That said, that group is doing a really good job right now and they’ve got — their prospects are looking pretty good. The NYSE announcement gave us a boost, I think in that business. So that’s what we’ll be looking at going forward, where we can grow it, and I think options in the listings business will be pretty important, as well as the market data business, which follows out of that listings business.

Daniel Goldberg  - Bear Stearns - Analyst

And the likelihood of a new player emerging with some investments and the build out (ph) the exchange and some other conversations, where are your thoughts there?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

There’s always a possibility, so we’ve always focused on being high-touch customer service, delivering low-cost efficient technology, being responsive to our customers, so we’ll focus on our core business. We certainly watch what competitors are up to, but we’re going to focus on what we do well and just keep doing it, so if someone else comes along and wants to compete with us and the others in the industry, we’ll make adjustments where we see they might be necessary. But pretty much, we focus on our strategy, which is, again, high-touch customer service and responsiveness and running an efficient system.

Daniel Goldberg  - Bear Stearns - Analyst

Okay, great. Thank you.

Operator

Roger Freeman, Lehman Brothers.

Roger Freeman  - Lehman Brothers - Analyst

I guess there’s a provision for a special cash dividend. I guess I’m just curious, what would trigger that or is that going to be a moot point because of the cash you have to pay for PCX?

Nelson Chai  - Archipelago Holdings, Inc. - CFO

You’re saying in terms of — do we come in with more cash then?

Roger Freeman  - Lehman Brothers - Analyst

Yes, I mean there’s a minimum of 150 million, right? You have to have (indiscernible)?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

Yes, and Roger, what I would say to that one is we’re going to work through that. It was just making sure that we had a kind of a minimum target. But obviously, there’s some things that we would like to do and work through. If it came to that, we could do something with the cash.

Nelson Chai  - Archipelago Holdings, Inc. - CFO

We’re spending more, though, he’s right; it’s less likely (multiple speakers) —

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

With the PCX thing and with us buying back the shares for all-cash, there’s not going to be so much extra.

Roger Freeman  - Lehman Brothers - Analyst

Right. Okay. I guess for just maybe Jerry, this is a bigger picture question, when we look at some of the increase in listed market share at ArcaEx and INet and NASDAQ, do you think this is incremental listed volume maybe from some of the algorithms starting to migrate over to listed? Or is this share volume coming from the NYSE?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

I think it’s a bit of both. As we get more liquidity, the algorithms will get more and more — algorithmic traders will get more and more active because they have more — greater success at getting executions done within higher (ph) marketplace. That increases liquidity on our system overall and that will attract some business away from — potentially away from the NYSE to us, which is obviously, with us together, is a zero. But I do think that you’re going to see and we’re predicting a decent bump in NYSE-listed volume overall as Hybrid comes out and again, as these algorithmic traders get more success trading on our system and InstaNet. So I think an increasing overall daily volume for listed trading.

Roger Freeman  - Lehman Brothers - Analyst

Right. Because I guess when you look at first-half volumes, the NYSE is up about 7%, NASDAQ is only up a percent or so. I’m just wondering if that’s part of what’s driving that or if there’s something else.

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

No, I think that’s driving it. Again, I think when you see a Hybrid come out and there’s more and more just on-the-touch trading going on on the NYSE floor that you’ll see volumes increase.

Roger Freeman  - Lehman Brothers - Analyst

Okay. And then I guess on the listings side of the business, longer term, what do you think the value of listings is, really for you and the NYSE combined and then for NASDAQ, when you’re really going to have a couple of market centers trading each other’s stocks? Is that going to potentially push the value down of listing?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

Well, so we’re all going to be able to — today, we can all trade them. And the NYSE gets a premium for listing there and it’s because 95% plus of the companies that can list on the New York Stock Exchange qualify actually do list there. We’ll compete with NASDAQ for those listings that don’t go to New York, but by default today go to the NASDAQ marketplace. And I really don’t believe that the primary driver for a company when they are taking their — when they are going public — there’s a listing fee, is what drives that business. So I think that that — the current pricing that’s out there is probably pretty sticky.

Operator

Okay. And then I guess lastly, the ETF is moving over to year, the Barkley’s iShares, does that have any impact on market data? Can you just remind us, do you report your own listed volume through Tape B?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

It will not — yes we do, and no, it won’t because they are moving from the AMEX, which is where Tape B is reported. So it’s not going to help us on the tape side. But you bring up a good point, is that companies that list on ArcaEx will be listed on Tape B. Today, again, if they go to New York, it’s Tape A, and you know the economics there; if they go to NASDAQ, it’s Tape C and they are fairly similar. If they go to Arca, it’s Tape B. And if we’re successful in tracking those issuers, that should do two things — one, increase our share of Tape B, and I actually think it could increase the Tape B pot, because the more important that Tape becomes because of the quality of the issuers tat are listed on it, the potential for the pot to grow, is certainly there, because more people would want to be able to see that Tape, if you follow me.

Roger Freeman  - Lehman Brothers - Analyst

I do. Okay, thank you.

Operator

Charlotte Chamberlain, Jefferies & Co.

Charlotte Chamberlain  - Jefferies & Co. - Analyst

Jerry, I just want to make a little correction in terms of the big changes. I think it’s subtle, but I think it’s hugely important that in the S4, Nelson is now going to be the CFO of the combined entity and congratulations to Nelson. I think it’s well-deserved and look forward to continuing to work with him.

Second thing, Nelson, with respect to these handy-dandy projections, so us sell-side analysts don’t have to do any work anymore. Somebody threw in a new metric. Net revenue, which are net revenues equals total revenues, less the cost of providing liquidity, and you project those at 399 million for ‘05. Now, is this what it appeared to be, this total revenue minus liquidity payments? Or is there something more exotic going on there?

Nelson Chai  - Archipelago Holdings, Inc. - CFO

No, that’s all it is. It was more — first of all, thank you for your first comment, but secondarily, on a projection, Charlotte, the one thing to make clear here is that this was joint work that Amy and I worked through with some analysts from Goldman, so we’re clear here. It’s odd we have two sets of books here, because I know some people were asking about the projections. And these are the numbers that Jerry and (ph) John (ph), in order to facilitate the speed of the transaction. Instead of each of us having our own books, we’ll just work on one set. The reason that we had to net them both is their net — they net theirs with these SEC activity assessment fees, which is Section 31C, so I think that’s good. Those aren’t revenues that are really theirs.

And then for us, the reason they did that had to do with the way that they charge out before (ph) the New York Stock Exchange. They don’t have a rebating system, so it’s more along the lines of just trying to kind of line up parts of the canopy, if you will, Charlotte as we going through buckets (ph). So yes, that is what is meant to be. It’s just net of the liquidity payment.

Charlotte Chamberlain  - Jefferies & Co. - Analyst

Okay. Can you tell us what that number — I mean the one thing that would have been real helpful is if you could have had a 2004 number. So I was wondering what was the 2004 net revenue?

Nelson Chai  - Archipelago Holdings, Inc. - CFO

I don’t have it now, but Pat can give you that number. Would that be okay? I don’t have it in front of me.

Charlotte Chamberlain  - Jefferies & Co. - Analyst

Okay. And then going on to what I would call the rather eye-popping chart of the NYSE projections, where we have a virtual quintupling of earnings over those three years, I was wondering, when you get to the combined entity, the whole is less than sum of the parts. Now is there some kind of amortization of something that creates a smaller combined 2006 number than the sum of the NYSE and the Arca estimates for net income?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

When you say that Charlotte, I see on 2007 it’s 302 versus the 195 plus the 104. The one thing —

Charlotte Chamberlain  - Jefferies & Co. - Analyst

It’s in ‘06 that there’s a big difference.

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

Yes, the one slight difference that’s going to be in there is that in our stand-alone projections, they include the contributions that Wave (ph) makes. In the pro forma projections going forward in the combined, we actually backed the Wave out.

Charlotte Chamberlain  - Jefferies & Co. - Analyst

And the reason for that is —?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

We will likely have — or we will have to divest of our interest in Wave. And so as part of this transaction, that is something we are working on right now.

Kevin O’Hara  - Archipelago Holdings, Inc. - Chief Administrative Officer

And Charlotte, it’s Kevin O’Hara. In the next week or so, you’ll see on the public, the Federal Register, a filing where we’ve agreed with the SEC that we will divest Wave by year-end. And this has been discussed fairly publicly over the last several months.

Charlotte Chamberlain  - Jefferies & Co. - Analyst

I’m just a bean counter. I was just wondering why, if it was having to do with amortization or Wave and if it’s due to Wave, that’s fine.

Now, it sounds as if — well it just seems it sounds as if the date for the total merger closing is no longer the end of this year, which I think was certainly what I had in my mind as to when it was going to happen. What’s the latest and most recent likely date for the whole thing closing?

Nelson Chai  - Archipelago Holdings, Inc. - CFO

We’re not sure (multiple speakers) it’s really hard because the SEC and the DoJ, but we are taking Q1 — January to March — Q1 (multiple speakers). It’s hard to predict. It was hard with the PCX. We would have thought maybe a little bit faster than this, and it didn’t come quite as fast, which seems to be the way it works.

Charlotte Chamberlain  - Jefferies & Co. - Analyst

Two more just nitty-gritties and then one greater (indiscernible). In the S4, it says that fully diluted share count is 48.2 million. Now does that change at all with what you’re doing with the PCX?

Nelson Chai  - Archipelago Holdings, Inc. - CFO

Charlotte, we would retire back to — there’s 1.645 million shares and we would retire those. And then there are a few more shares that might trickle out, which is part of kind of a planned compensation on RCView (ph), but it’s a lot smaller than that, I can tell you. But those would be the puts and takes.

Charlotte Chamberlain  - Jefferies & Co. - Analyst

Oh, so the 48.2 that’s in the S4, does that include the 1.64 that’s —?

Nelson Chai  - Archipelago Holdings, Inc. - CFO

Yes.

Charlotte Chamberlain  - Jefferies & Co. - Analyst

Okay. So that 48.2 is not going to change all that much? In terms of fully diluted shares for Arca?

Nelson Chai  - Archipelago Holdings, Inc. - CFO

No (ph) let’s (ph) go down by 1.6 and then up by whatever potential RSU (ph) or —

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

Yes. It will be minor puts and takes, Charlotte.

Charlotte Chamberlain  - Jefferies & Co. - Analyst

Okay. All right. And then, let’s see. Nelson, you’re not prepared to talk about Ciak, I assume?

Nelson Chai  - Archipelago Holdings, Inc. - CFO

I am not prepared to talk about Ciak.

Charlotte Chamberlain  - Jefferies & Co. - Analyst

Okay. And then the final thing before — Jerry, did I read the S4 right that your shares are only locked up for a year?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

My shares are locked up for a year after closing.

Charlotte Chamberlain  - Jefferies & Co. - Analyst

And garden variety specialist is I guess one, two, and three. Is that right?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

An NYSE Group owner, which is a seat owner today, will be one, two and three years.

Charlotte Chamberlain  - Jefferies & Co. - Analyst

Okay. And then for kind of the broader question, what’s the relationship — I mean the NYSE seems to be talking about — what I can only refer to as an NYSE junior varsity listing. And what’s the relationship between an NYSE junior varsity listing and Archipelago?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

If you were to choose to list with NYSE Group and you’re not eligible to list on the big board, you’re alternative would be to list on ArcaEx.

Charlotte Chamberlain  - Jefferies & Co. - Analyst

Oh, so NYSE junior varsity is an Arca listing?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

Yes, I don’t know who’s referring to it as junior varsity —

Charlotte Chamberlain  - Jefferies & Co. - Analyst

No, it’s just me, it’s just me. Blame it on me.

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

I’m looking for the marketing department here.

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

Charlotte, stop talking to NASDAQ, would you. But it would be a company, so like NASDAQ Small Cap, that there be a place and we’re going to brand it as ArcaEx, where they can list, and that’s the plan. Today the only choice they really have for the most part is NASDAQ. Some go to the AMEX.

Charlotte Chamberlain  - Jefferies & Co. - Analyst

Okay. So the — and ultimately, the big push on marketing is because these listings will still be called Arca listings? They won’t be called NYSE listings? These people who want to be on the NYSE, but can’t — presumably the big hurdle is three years of positive earnings, who can’t meet that hurdle, they will get a branding of ArcaEx not of NYSE?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

They will be in the NYSE Group, Charlotte. And I think that this is our plan right now and it’s always subject to change. We have not spent a huge amount of time focusing on that aspect of it because we’ve got some time here to work on that; we will, on exactly how that gets branded. But the value proposition is, we would like you to be part of the New York Stock Exchange and list here and as soon as you’ve met the three years and some of the other things that you have to do to be able to get listed, to list on the big board, you can then move to the New York Stock Exchange big board listing. Today, again, it goes to NASDAQ and maybe NASDAQ Small Cap and those companies graduate to NASDAQ National Market System. So New York has never had a second tier that they could attract companies. To list here with us, they decided to do that, and that’s how we’re going to position it and sell it.

Charlotte Chamberlain  - Jefferies & Co. - Analyst

Okay. And has Hybrid started at all? Have they started any test of that, or — because they were supposed to start in, I think this month.

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

There’s development going on and I know it’s still scheduled for next spring.

Nelson Chai  - Archipelago Holdings, Inc. - CFO

April of ‘06.

Charlotte Chamberlain  - Jefferies & Co. - Analyst

I know, but they were supposed to start testing it. Remember with — maybe you don’t remember — with SuperMontage, they were testing that for like six or nine months before they actually rolled it out live, and I thought they were going to do that with Hybrid as well. Maybe not.

Nelson Chai  - Archipelago Holdings, Inc. - CFO

Their internal work, whatever is going on at Ciak, they state that they’re still on schedule for April, so that will include testing phases. And then it’s also a part — I think it’s three or is it a four-step roll out? It’s a three-step roll out? So they will add functionality to it beginning in April. And it’s either a three or a four-step roll out. It still has to get approved by the SEC, obviously.

Charlotte Chamberlain  - Jefferies & Co. - Analyst

Okay, great. Thanks very much.

Operator

Craig Lapin (ph), Seranet (ph) Capital.

Craig Lapin  - Seranet (ph) Capital - Analyst

Hi. As you build your assumptions for NYSE market share, what 2007 market share did you come up with for Archipelago, assuming no merger with the NYSE?

Nelson Chai  - Archipelago Holdings, Inc. - CFO

I’m sorry, what year?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

2007.

Nelson Chai  - Archipelago Holdings, Inc. - CFO

You were looking in the — we are — we don’t give forward-looking statements, but we were looking to more than double.

Craig Lapin  - Seranet (ph) Capital - Analyst

The 9.1% is — presumably before you got to that, you had Arca alone and then you built it due to a combination of the two companies?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

Well, this is where you have to ask both parties about what they thought, all right? And this is where when you put the other a joint model, Craig, there’s always some discussion and give-and-take back and forth. And if you ask the Archipelago management ask them to deal (ph) with New York, what they could do, I think we were still pretty confident in our chances. But gain, part of putting in their joint model is one we both could work with. And so I would tell you that that was the outcome of the discussion.

Craig Lapin  - Seranet (ph) Capital - Analyst

And again, that assumes no combination of liquidity, the joining together of liquidity pools?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

We’re in (indiscernible) roughly, so with us, 80%, and it — with where we are today, it doesn’t leave a lot of room, right, other than in terms of market share gains. You can only get to 100%. But we are counting on or we’re predicting that there will be a fairly large jump in NYSE volume as a result of Hybrid being rolled out.

Craig Lapin  - Seranet (ph) Capital - Analyst

Right. So in the degradation of the NYSE market share on an absolute basis, may not result in a decline. That decline looked similar to the increase in Arca. It kind of looks like there’s not other ECNs (ph) able to get market share. But do you — what are you assuming in terms of the ability for other ECNs to gain market share?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

Again, (indiscernible) back to the market, I think some of it actually is in the S4, so I think I would just point you there, in the Lazarc (ph) work in the back, which I think is actually in the S4.

Nelson Chai  - Archipelago Holdings, Inc. - CFO

It’s about 3.5 inches into it.

Craig Lapin  - Seranet (ph) Capital - Analyst

Okay. (multiple speakers). Yes, I couldn’t staple it from both sides even. All right. That’s fine. Thanks a lot.

Operator

Mike Kubitz (ph), Piper Jaffray.

Mike Kubitz  - Piper Jaffray - Analyst

I was hoping you could break out market data revenue by tape for us in the quarter.

Nelson Chai  - Archipelago Holdings, Inc. - CFO

For Tape A, was 1.1. For Tape B, it was 6.4; for Tape C, it was 8.4.

Mike Kubitz  - Piper Jaffray - Analyst

All right, thanks. And then the next question, I was just wondering in terms of the formula for market data revenue, and Reg NMS, if you apply the new formula to your fiscal ‘04, $56 million of market data revenue, what would that cause it to be under the new formula?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

The problem with doing it though is there’s behavioral changes. And the rule itself — they’ve changed the rule and it will change the behavior in the way people trade. And in some ways, you say if there’s tape shredders that that would have — so people that take larger trades and make them into smaller ones for the purpose of generating tape revenue goes away, then that would be a negative. But then the value of quotes is an offset to that, and we’re not sure how it’s going to pan out. We know how it panned out on the triple Q’s, at least in terms of market share and the overall impact — it wasn’t nearly as great as what people thought, and I think that’s where we’re going to come out in NMS.

Mike Kubitz  - Piper Jaffray - Analyst

So, potentially a minor negative?

Nelson Chai  - Archipelago Holdings, Inc. - CFO

Yes, but if you did the static analysis, I think it would be a negative. But again, as Jerry mentioned, you can’t do that. And so on the — when Q2Q (ph) moved, everyone was like ArcaEx is going to lose all their share of Tape B, but given the second quarter, our Tape B was 40, almost 48%. And so again, the — (multiple speakers).

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

And then there was the increase in Tape C that we got when it went over there because our market shares — it was — I mean I think, if I remember correctly, originally, there were forecasts that it would cost us $12 million and it came in closer to 4, is that about. And it’s different now because we’ve gained market share — significant market share back in the Q’s.

Mike Kubitz  - Piper Jaffray - Analyst

Okay. That’s helpful. And then I was wondering if I could ask just one question regarding the financial projections in the S1, and that is, in the 2007 net income number for Archipelago stand alone, what’s the contribution coming from the PCX?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

We don’t disclose that. I have it, but I don’t have it right in front of me. But to the extent we can disclose that, we will call you with it.

Mike Kubitz  - Piper Jaffray - Analyst

Okay. Thanks a lot, guys.

Operator

Mike Vinciquerra, Raymond James.

Mike Vinciquerra  - Raymond James - Analyst

Good afternoon, guys. A couple of things on the quarter. First of all, your 4 AM open, I was just curious if that’s had any positive impact at all on your volumes or if you’ve seen any of the European investors pick up on that as you had hoped?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

We continue to do well in early trading. And so we’ve increased our market share and listed trading and we do really, really well in those early hours. As far as the 3 AM to 4 AM or 2 AM to 4 AM traffic, it’s still pretty light. I see inquiries coming in from European customers asking and it takes time to get the connectivity in place, and it’s the same old story as it is every time you try to build out a business. So I would say at this point, not significant, but I would not discount the chance that that volume does materialize here in the next — over the next twelve months.

Mike Vinciquerra  - Raymond James - Analyst

Did it have any material impact at all on your market share gains in the current quarter?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

Early market trading, I mean as we continue to build NYSE share, it has — that continues to grow and I wouldn’t say it’s entirely based on it because it does come throughout the day, but very early on in the first couple hours of the day, we’re as high as close to 6% market share trading listed and that will tail off. And so I think today was 4.5%, something like that. And so it tails off as the day wears on, which leads you to conclude that there’s a pretty good chunk of it coming in the early, pre-NYSE opening.

Mike Vinciquerra  - Raymond James - Analyst

Okay, great. Thank you, Jerry. And then Nelson, should we expect any additional merger-related costs in upcoming quarters? Or did you get most of them out of the way in Q2?

Nelson Chai  - Archipelago Holdings, Inc. - CFO

We got the majority of them out of the way in Q2. The big bulk of it was the advisers involved a lot of legal work. There still will be some incremental costs regarding some of the legal (ph) works, to see more drafts of the S4 come out. But it will not be like the first quarter, where we had $3.5 million to Goldman and $2 million to Greenville. That was the bulk of it.

Mike Vinciquerra  - Raymond James - Analyst

Okay, all right. Thank you. And just —

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

There’s still HSR work that needs to be done, so there is going to be — (multiple speakers) here, so we’re not in disagreement, but Kevin pointed out that HSR work is going to still be there for a while.

Mike Vinciquerra  - Raymond James - Analyst

Okay. Thank you. And then can you just clarify — I’m just a little confused on with the ETX (ph) moving over to ArcaEx. Did you say that it would or would not? It sounds like you said it would positively impact your Tape B revenues. Can you clarify exactly why that is if they are already on Tape B? Because they could actually, even though they trade on ArcaEx, they could actually post the trades anywhere for that matter, could they not?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

It will not positively impact Tape B, because it’s just going from — it will be trading on Tape B and printed on Tape B today, and then moving the listings to us will not have an impact on our Tape B. But what I’m saying is that as you build the value of Tape B, as we hopefully add companies and IPO or list on ArcaEx, as you make that tape more important because there’s more companies listed there. So if you compare it — say we do well versus NASDAQ and some of these companies that are going public decide to list with us instead of them, the value of Tape B becomes more important to people, potentially increasing the size of the Tape B pot because there’s more fires of Tape B revenue.

Mike Vinciquerra  - Raymond James - Analyst

Of course, it’s also very high right now as a percentage of total volume. Anyway, I appreciate it, Jerry. Thanks very much.

Operator

Rich Repetto, Sandler O’Neill.

Rich Repetto  - Sandler O’Neill & Partners - Analyst

Hi, guys. I thought my “star 1” was worn out on my phone here. Trying to get in. (multiple speakers). Someone touched — I only get — most of the specifics have been covered, but someone got close to asking this, but in the S4, Nelson, on the projections, and I know they were done in conjunction, you said with Goldman and the NYC. But if you back into the share amounts, the per-share projections, ‘05 is a pretty — I come up with $1.02. And the analysts are at $1.03 or 4; I was at $1.04. But if you start going out, you’re at $1.52 or somewhere over $1.50 for ‘06 and $2 and somewhere around $0.18 for ‘07. And I’m trying to see what didn’t the analysts incorporate besides the PCX that you guys incorporated into your numbers?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

First of all, we think we would continue to grow our position in the current markets we’re in, right? So we think that on the OTC side, at the time this was done, we obviously had wind of what was going to happen. On the InstaNet NASDAQ — not on InstaNet NASDAQ, but the instant (ph) that deal was going to happen. So we assumed some consolidation. And I presume that, just like when we were evaluating InstaNet, there is a capture rate analysis you have to go through. So Rich, we would assume that there was an assumption on some incremental-based business growth. And then what we thought we might be able to do on the listed side. In addition to that, we have some pretty detailed plans on the options arena, and we believe we’ll be able to continue to grow that. So you’re seeing a lot of that, and continue to leverage and do business the way we do business at Archipelago and I think that’s what you’re seeing in the forward projections is that result.

Rich Repetto  - Sandler O’Neill & Partners - Analyst

And I might have got my calculations incorrect, somewhere around $1.50 for ‘06 and $2.18 for ‘07?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

You’re talking about just the stand-alone Arca projections?

Rich Repetto  - Sandler O’Neill & Partners - Analyst

Exactly.

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

Yes, I think that’s about right.

Rich Repetto  - Sandler O’Neill & Partners - Analyst

And then, I guess following up just a little bit on the options and then I’ve one other question and I’ll be good. Is that on the options, more on the strategy, Jerry, you’ve had the PCX come out and talk about decimals and the question whether they — this was the intended strategy, but just trying to understand, do you think decimals are the way to go in the options industry? And would you — do you think you’ll be a price leader? You talked about being a price leader, I believe.

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

No, actually, I would say it’s the opposite, Richard. We’re going to look at — leading on price, meaning that you’re going to try to compete with everybody by charging less. And this market is a losing — that’s a losing strategy, so we’re not going to — in that sense, we are a price leader.

But as far as the penny increment trading goes, PCX proposed it. We have thought that in certain option classes it makes sense and maybe not in all of them. We did not make that decision to go to penny increments. So we’re still evaluating it; we’re talking to customers and we’re looking at market structure and we’ll make a decision on where we want to be there once we’ve made one. But we didn’t make that call. I think that in some options, it’s kind of — the way they are trading now, like the triple or the quadruple Q options, everything trades in between the nickel, so you would think that that one wants to go to pennies. But there’s a batch of other ones that just don’t trade that way and you can see why some of the concerns about quote mitigation in the options world should be considered while looking at them. So we’re still e valuating where we want to come out on that.

Rich Repetto  - Sandler O’Neill & Partners - Analyst

Understood. And the very last question, if you take a look at your price, it implies you negotiate at least a good deal, fair and good at least from my standpoint. But the question I got is I — and you get to talk to more people I believe in regards to that are buying the stock — but besides the seat price not being in sort of the same range as what the implied price of the shares would indicate, plus the — I went back in the S4, you had Greenhill. Their fairness opinion was more or less in that same 20 to $30 range or close to it. What do you think is — what is the upside that people are seeing that we’ve missed that the investors are pushing the stock up, I guess is the question?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

I think we’re getting somewhat of a premium, right, in multiple. And I think that’s because of the fact that we get this deal and NYSE Group should be in a position to do things that maybe all our competitors are not in a position to. That’s one thought. The other would be that people think we can save more money than what we say we’re going to be able to cut in costs from the business, and it will potentially be able to grow businesses beyond what we forecast that we can grow them at. The listings business has a lot of potential; the data product business has a lot of potential. So I think that’s where the market is. I don’t have — I don’t really sit and stare at the stock and wonder why the seat is trading at a different implied valuation. I guess maybe some of the issues with the seats being hard to buy could be playing a role there as well.

Rich Repetto  - Sandler O’Neill & Partners - Analyst

Fair enough, Jerry. Thanks.

Operator

Richard Herr, KBW.

Richard Herr  - Keefe, Bruyette & Woods - Analyst

Just to lead off with a question about the S4, some of the projections. I would have thought there would have been a little bit more in terms of OTC market share capture post the NASDAQ INet deal. It looks like on the footnotes here on Page 68, you’re talking about 26% for ‘06 and 27.5% for ‘07. In terms of your OTC, you’re already at 24% and we haven’t even seen the NASDAQ INet deal transaction close. Any reason why being so conservative there?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

Largely it was just due to timing. We started working on this. Our deal got announced on April 20th, and announced ahead of the InstaNet NASDAQ deal. We were not going to put in front of our board scenarios if the deal that didn’t happen yet. But the NASDAQ deal got announced after hours. So it would be — we were trying to make the assumptions as believable and realistic as we could; announced the best information at the time.

Richard Herr  - Keefe, Bruyette & Woods - Analyst

Would you venture to guess maybe after the deal closes what you think that could be?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

No.

Richard Herr  - Keefe, Bruyette & Woods - Analyst

Okay. Thought I’d try. Just on the listings of the BGI, how should we think about the fees? Is that going to be kind of immaterial for the first year or so, or any kind of discounting going on, or should we expect that kind of swing in the listing (indiscernible) line item?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

They’re immaterial.

Richard Herr  - Keefe, Bruyette & Woods - Analyst

Okay. And I know we covered the Tape B market data, but the Tape A, (indiscernible) that are moving to New York, is that material for your market data revenue line items?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

Yes, to the extent that — I shouldn’t say — I’m saying yes, not yes to material yet. I will look at Pat and Nelson here, but as they move from Tape B to Tape A, the amount of tape revenue that we get for trading those is going to be decreased and it should have the impact of increasing overall — what the value of a Tape B print is from the remainder of what we trade. So there is going to be an offset to it.

Nelson Chai  - Archipelago Holdings, Inc. - CFO

And then based on where we were just static (ph) state, Rich, we don’t actually trade a lot of those today, which is why they’re moving over there. But it is lost opportunity, if you will, because we capture that market share now. In terms of the way it translates, you do have to go in and do the math, as Jerry said, to see what the value of the remaining (multiple speakers) are.

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

A large market share of what’s listing with us. Let’s say we had 60% market share what’s listed with us and we had 20% market share in what’s being moved to the New York — I don’t know if that’s the numbers or not. That would be a big positive for us, right, that we’re going to increase the print that we do versus what’s going on over at the NYSE. So that would be a positive.

Richard Herr  - Keefe, Bruyette & Woods - Analyst

All right. That’s helpful. Just last question. The NASDAQ announcing their divesting the over-the-counter bulletin board to the NASB (ph), is that at all a positive for you guys? Do you see that as an opportunity?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

Yes, actually we do. We have that bulletin board business and there’s definitely some potential there.

Richard Herr  - Keefe, Bruyette & Woods - Analyst

All right. Thank you very much.

Operator

Justin Hughes, Philadelphia Financial.

Justin Hughes  - Philadelphia Financial - Analyst

Most of my questions have been answered, but just a couple more follow-ups. First of all, since you are divesting Wave Securities, how much in revenue and earnings came from Wave this quarter?

Nelson Chai  - Archipelago Holdings, Inc. - CFO

Wave was at roughly $9 million of revenue. And —

Justin Hughes  - Philadelphia Financial - Analyst

Net revenue?

Nelson Chai  - Archipelago Holdings, Inc. - CFO

Net revenue. And about $1.5 million of contribution.

Justin Hughes  - Philadelphia Financial - Analyst

Pretax?

Nelson Chai  - Archipelago Holdings, Inc. - CFO

Yes.

Justin Hughes  - Philadelphia Financial - Analyst

Okay. Second of all, August will mark the one-year anniversary of your IPO. Do any additional lockups expire on the one-year anniversary?

Kevin O’Hara  - Archipelago Holdings, Inc. - Chief Administrative Officer

It’s Kevin O’Hara. It’s not so much a lockup issue. Lockups are contractual obligations with the Company and the underwriters. In this case, it would be a Rule 144 issue. And we talked about this in the past. Essentially what — a number of our Class B shareholders, as of the time the lockup came off last February, were free and clear to sell and there has been some selling along the way. Starting in August and then later in November, some of our old Class A of Archipelago Holdings, LLC members will be able to sell, but only in limited volume amounts. And that is — Rule 144 says 1% of the daily average volume from the previous four weeks. So it’s — their hands are fairly tied. And there’s a few select others that will be continued to be locked up 100%. So they won’t be able to sell and that includes Jerry, for instance, and a couple of the other Class A’s.

Justin Hughes  - Philadelphia Financial - Analyst

Do you know the total number of shares that are subject to that August anniversary?

Nelson Chai  - Archipelago Holdings, Inc. - CFO

I beg your pardon?

Justin Hughes  - Philadelphia Financial - Analyst

Do you know the number of shares that are subject to that August anniversary?

Nelson Chai  - Archipelago Holdings, Inc. - CFO

That — I don’t want to give you numbers, but a lot of them — the vast majority — because most of our shareholders were Class A’s that sat on our Board, which this Rule 144 would apply to. So that would be a good chunk of that 48, — well 11 is out in the public’s hands, 48 million outstanding, so of the residual 37, a fairly large amount of those are still tied to this Rule 144.

Justin Hughes  - Philadelphia Financial - Analyst

Okay, because I think General Atlantic is still tied up in Goldman.

Nelson Chai  - Archipelago Holdings, Inc. - CFO

Yes, General Atlantic with Goldman, Jerry, and PCX are the ones that are locked up on a Rule 144 and they can’t — they don’t even fall under the 1% limited volume sales.

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

And we’re locked up under a lockup.

Nelson Chai  - Archipelago Holdings, Inc. - CFO

Now you’re under a contractual lockup as well on the New York Stock Exchange deal.

Justin Hughes  - Philadelphia Financial - Analyst

So 37 million shares excluding those three people?

Nelson Chai  - Archipelago Holdings, Inc. - CFO

Well, roughly off the top of my head. There were some Class B sellers from February to date that have sold. We can come up with some exact numbers and contact you.

Justin Hughes  - Philadelphia Financial - Analyst

Okay. Sounds good. I’ll follow up later. And then last question, you touched on this in the opening remarks but I just wanted to run through it one more time — the revenue per share executed dropped about 7.5% sequentially. I think you said something about mix. Could you just go over that again?

Nelson Chai  - Archipelago Holdings, Inc. - CFO

Yes, we didn’t change our pricing (multiple speakers) our mix changed.

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

Right. Because we were put on a net revenue bases, so if we do a share, if we match a share on the OTC world, right, we charge (indiscernible) 3/10 of a cent per share. But the New York Stock Exchange stock is 1/10 of a tenth. And the New York Stock Exchange stock as a percentage of the total shares has been increasing. That does drive down a little bit of what you’ll see in net revenue.

Justin Hughes  - Philadelphia Financial - Analyst

Yes, I’m looking at the net revenue number. So it’s primarily more listed business, where you’re primarily just doing the routing and so it’s a lower revenue rate?

Nelson Chai  - Archipelago Holdings, Inc. - CFO

No, no, no. It’s (indiscernible) listed business we were doing the New York Stock Exchange shares and it’s a different pricing schedule than the OTC world.

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

We don’t collect the 3/10. And also the amount of rallying that we’re doing in the listed world is not — it’s actually pretty — I don’t see it right here, but we’re probably 70% internalized — somewhere around 70% internalized, so we’re ahead of where we were in OTC stock, it’s the same market share in terms of what we crossed.

Justin Hughes  - Philadelphia Financial - Analyst

Okay. (multiple speakers). Thanks for the answers.

Operator

Joe Saluti (ph), Highline Capital.

Joe Saluti  - Highline Capital - Analyst

I have two questions. First question is — I’m sorry to bring up the projections again, but the pricing wasn’t explicitly delineated in the projections, and after making a few assumptions, it looked like the assumption was that pricing doesn’t change between now and ‘07 on a per-share basis in terms of transaction fees for the New York Stock Exchange or for you guys. Is that right?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

That is correct.

Joe Saluti  - Highline Capital - Analyst

And then right now, your market share plus their market share in listed stocks is in the low 80s?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

Correct.

Nelson Chai  - Archipelago Holdings, Inc. - CFO

Theirs would be over (ph) 80. (multiple speakers)

Joe Saluti  - Highline Capital - Analyst

Low 80s? And the assumption is that it is 80 by 2007? And based on your experience, not being part of the New York Stock Exchange and your success in building share and knowing that NASDAQ is gunning for this business, do you really think that that — is that the base case, that NASDAQ is not going to be successful in taking share, notwithstanding that their pricing is substantially below yours? How did you think about that?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

Well when we went through it, certainly, we believe that there’s a chance that some more (indiscernible) will happen electronically. We do believe that matching our system up with what the New York Stock Exchange does today will continue. And if you talk to 2007, both us and NASDAQ and InstaNet have been trying to go after that marketplace at least for the five years I’ve been here at Archipelago, and you’ve not seen that much movement. What you’ve seen is really a decline in some of the regional exchanges. But in terms of actually moving the needle versus what the New York Stock Exchange is getting, it’s been challenging and there are business reasons for it. And so as you’re thinking about a projection a couple of years out, I don’t think 80% — if anything, I would say that’s — I think it’s fairly doable, especially in the combination with us.

Nelson Chai  - Archipelago Holdings, Inc. - CFO

And today they are, and have been cheaper than we are, and we’re growing market share there and it does not appear to me that they are.

Joe Saluti  - Highline Capital - Analyst

Yes, no, clearly, right now their pricing is way below yours. Do you think that the change in Reg NMS that’s going to come next year will make that competitive dynamic different?

Nelson Chai  - Archipelago Holdings, Inc. - CFO

No, I don’t think so. It’s not going to make the competitive dynamic different. It’s going to make the New York Stock Exchange specialists comply with the trade through rules. They’re doing more and more today anyway and we’re seeing fewer and fewer trade throughs; there will be even fewer going forward. But I don’t see that.

Joe Saluti  - Highline Capital - Analyst

What — NASDAQ seemed convinced that that’s the case. And on a stand-alone basis, your business plan wouldn’t seem to include an acceleration of market share gain prior to the merger. And that was not based on Reg NMS?

Nelson Chai  - Archipelago Holdings, Inc. - CFO

That’s right. And you have to ask them what they think about Reg NMS that is going to accelerate. We’ve been playing around this for a long time and I’m just scratching my head at what in NMS in the trade through rule accelerates. You could say that you can hope that it will do it, but I don’t know what’s in there that actually does it, other than the stock and the trade through, the trade through.

Joe Saluti  - Highline Capital - Analyst

Okay. And last question, the second request you say it was anticipated. Obviously NASDAQ InstaNet has one as well. What do you think are some possible outcomes, assuming that I haven’t spoken to anybody that thinks it would actually get blocked. Are there some things that they could do from a regulatory point of view to limit how you can compete or to force divestiture of businesses or force. What are — can you read anything into the actual specific requests for additional information, as to how they are defining markets or how they are thinking about pricing and competitive behavior that might indicate a specific concern of theirs at this point in time?

Nelson Chai  - Archipelago Holdings, Inc. - CFO

Joe, all we’re doing at this time — we received a second request in late June and we’re working as hard as we can to comply with it. It’s fairly substantial. Although most second requests are. At some point, we will “substantially comply” and DoJ will have 30 days — we’ll be working with DoJ in a thirty-day period for them to say hey things look good or things don’t look good. We don’t want to speculate at this time. We are fully cooperating. We are working really hard. It’s a lot of data and if we have further information delivered to us by DoJ down the line that we feel is important for the marketplace to know, we’ll deliver that information on the marketplace. But at this time, all we’re doing is collecting a lot of data as is New York and as I read as is NASDAQ and InstaNet.

Joe Saluti  - Highline Capital - Analyst

Okay, thank you.

Operator

Terry O’Connor, Peter Krieg (ph).

Terry O’Connor  - Peter Krieg (ph) - Analyst

Yes, the rallying costs and the clearing costs dropped fairly nicely in the quarter year-to-year. Could you help us with that?

Nelson Chai  - Archipelago Holdings, Inc. - CFO

You’re saying year-over-year?

Terry O’Connor  - Peter Krieg (ph) - Analyst

Yes.

Nelson Chai  - Archipelago Holdings, Inc. - CFO

Well, the rallying costs is just in the — it just shows how much we’re cropping (ph) internally. On the clearing side, you have seen a huge change year-over-year, but you have to remember we had talked about since August about changing — about taking some of the business self clearing and we did it in one big phase around the August, September timeframe. Another one in the January timeframe. And the combination of both, we’re always looking at ways to execute trades more efficiently. And so this point, we were self-clearing a huge percentage of our business and unable to keep the per-share costs down and the absolute costs down.

Terry O’Connor  - Peter Krieg (ph) - Analyst

Okay, thanks. And secondly, back on this issue of the brands and the marketing spend, I’m not quite clear. You have not made the decision whether to continue using the Archipelago brand name for non-New York Stock Exchange qualified companies. Is that right or have you decided? I’m just wondering, if you’re spending this amount of money per quarter, we don’t know what we’re going to call it, why keep spending that, I guess?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

More not decided on how to position. Trial (ph), we’re saying junior varsity, which we’re absolutely not going to position it that way. But how to position it? I mean we decided when we did this that we would have — maintain — the ArcaEx brand name. And if something led us to change our mind there, it hasn’t happened yet. But how we’re going to position the offering has not been flushed out yet.

Terry O’Connor  - Peter Krieg (ph) - Analyst

Okay, so it’s your opinion that the marketing spending, the advertising spend, the relative to listings behind the Arca brand name is not wasted at this point?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

First of all, we don’t believe it’s wasted. But secondarily, as you know, the deal got announced in April. Our plans were made last fall. There is lead-time on some of this stuff, and so, while we will spend less in the coming quarters, it is more based on the media plan that we had agreed to at the beginning of the year. But certainly as we think about the out years in ‘06, ‘07 and ‘08, certainly we’re going to think about them on an as-together basis. Today, we are still focused on running our business.

Terry O’Connor  - Peter Krieg (ph) - Analyst

Okay. Excellent. Thank you.

Operator

Charlotte Chamberlain, Jefferies & Co.

Charlotte Chamberlain  - Jefferies & Co. - Analyst

Yes, I’ve heard this several times before, the Hybrid system at the NYSE is going to increase volumes. And kind of going back to ultimate first principles, you trade equities to make money and the necessary condition for making money is that you have volatility. And volatility has been at virtually all-time lows. So to me, in (indiscernible) for Hybrid or anything else to increase volume, you’ve got to make an argument for why it increases volatility. I was wondering if you could address that, either or both, why? What is the ultimate driver here that’s going to increase volatility — that’s going to increase volume? And if it’s not volatility, what is?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

It’s a 13-second thrOTCle on average transaction turnaround, that the algorithmic traders won’t tolerate. So if you take that off, there’s actually some demand out there to trade that’s not being addressed by the NYSE’s trading system, which is just too slow for them.

Charlotte Chamberlain  - Jefferies & Co. - Analyst

Well, but something like 50 — I guess last week it was 52% was program trading. As long as up high as 78, so somebody is tolerating it pretty well.

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

Yes, that’s what it is, Charlotte. That’s what our assumption is, is that — we know the algorithmic traders, and we know they don’t put volume down there. There’s — a lot of what we do comes from those sources, and if they have more immediacy in the transactions, they’re going to increase activity. So you might argue that as the New York Stock Exchange becomes more electronic, volatility could push up in the trading of NYSE-listed stocks.

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

And friction costs will definitely decrease.

Charlotte Chamberlain  - Jefferies & Co. - Analyst

Well, I guess the only thing I would add is that as electronic trading has enveloped the world outside the NYSE, volatility has gone down, so it’s not clear to me that turning that 13 second turnaround into something faster is going to drive volumes. Volumes have just like gone nowhere since the end of ‘02.

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

Charlotte, if you actually look at the option world at the Merck (ph), and some of the business over there, and if you look at what’s happened to the industry volume, and once they’ve done electronic, you’ll see significant increases. I mean I think at the Merck they’re still running kind of mid teen quarter over quarter, not year-over-year, but quarter over quarter. And I think you’d see the same. There are like examples out there that we’ve used as a basis for our thinking.

Charlotte Chamberlain  - Jefferies & Co. - Analyst

Yes, but what goes on at the Merck is analogous to what goes on on Mars (ph) versus what goes on in equities. Equities have huge differences in terms of order handling reals, yada yada yada. I mean it’s just — there’s no comparison. But there is a comparison — if you look at what’s happened to volatility, the NASDAQ is basically been an electronic market for years. I just don’t see that making it more less electronic in equities, and I vehemently disagree with you bout the Merck. That’s very different.

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

They (indiscernible) NASDAQ volume as it became more electronic.

Charlotte Chamberlain  - Jefferies & Co. - Analyst

But that was coincidence with the .com boom, so —

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

But not coincident with the creation of like, as an entirely new customer base that came in the electronic trading world. We know who they all are. I mean there’s a ton of customers and most people don’t know their names, it’s just companies that started in the last five years, based on electronic trading.

Charlotte Chamberlain  - Jefferies & Co. - Analyst

But where is — so you’re saying going back to 2000. And I’m saying once you get to the end of 2002, beginning of 2003, the volumes on both the NASDAQ and the New York just really don’t go anywhere.

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

Charlotte, the other one we looked at also is the equity option market share, and so we’ve seen that market volume as well increase significantly with electronic trading. It’s our assumption, (indiscernible) point of view (ph), but I think we feel comfortable with where we are.

Charlotte Chamberlain  - Jefferies & Co. - Analyst

Okay. All right. Thank you.

Operator

Todd Halky, BAN (ph).

Todd Halky  - BAN (ph) - Analyst

Just one quick question on the Tape B. As we go through it’s kind of a 6.4 million of revenue came from Tape B, and all these ETF’s are moving off of the AMEX and onto ArcaEx and the NYSE. It just seems that the AMEX continues to be marginalized more and more. Why is that revenue pool — who can argue that that revenue pool is actually justified, given what’s left there?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

Well, to the extent it’s moving to us, it is justified, and I think if we’re successful in building the listings business, it will make it more valuable, so it will stop the decline in issuers that list on Tape B by us building that business.

Todd Halky  - BAN (ph) - Analyst

Okay, so you’ll now be part of Tape B with —

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

We’re part of - anything that lists on ArcaEx today is part of Tape B.

Operator

Craig Lapin, Seranet Capital.

Craig Lapin  - Seranet (ph) Capital - Analyst

I was curious on what drove the BGI decision? Did they have an internal review of their business partners, or did the pitch come more from your side?

Nelson Chai  - Archipelago Holdings, Inc. - CFO

A year and a half of the sales team working on them, starting out by explaining and pointing out how much of the volume had migrated to our system, and then they did do an internal review and that led them to make the decision to move those listings.

Craig Lapin  - Seranet (ph) Capital - Analyst

And underneath — how long will that take to migrate over?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

There’s a schedule. Didn’t we release that with the press release? Yes, the first group counts in September. It happens over a couple of — over two years.

Craig Lapin  - Seranet (ph) Capital - Analyst

Okay. And then on PCX market share, do you have that for ‘07 as well what you’re assuming?

Nelson Chai  - Archipelago Holdings, Inc. - CFO

Hang on a sec.

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

Yes, we have it. Hold on one sec. I think we’re going out to 13%.

Craig Lapin  - Seranet (ph) Capital - Analyst

13%? And the primary driver there is the kind of enhanced stocks — stock option functionality or is it more electronic? Is there some embedded price, lower pricing in there as well?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

It’s largely driven by the fact that the enhanced equity and option offering, as well as we believe it’s what we can do with PCX.

Craig Lapin  - Seranet (ph) Capital - Analyst

Okay. Finally, then, and if you were to see where that market share would come from, would it be more just on the traditional side, or the existing electronic platform?

Nelson Chai  - Archipelago Holdings, Inc. - CFO

I think that we’re going to be pretty attractive to the all-electronic options traders.

Craig Lapin  - Seranet (ph) Capital - Analyst

So the ones that are already —

Nelson Chai  - Archipelago Holdings, Inc. - CFO

I can see it coming from both sources, but as we’ve enhanced that product offering and start to combine or package the product to where you can trade in complex transactions, so marry a put to the stock and trade that as a single unit, that we’re going to do pretty well with the all-electronic group.

Craig Lapin  - Seranet (ph) Capital - Analyst

Okay. So those that have already embraced it, really just leaves the ISE (ph) in a little bit of the box?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

Yes.

Craig Lapin  - Seranet (ph) Capital - Analyst

Okay, thank you.

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

And probably creates some new trading opportunities by enhancing the offering.

Craig Lapin  - Seranet (ph) Capital - Analyst

Got you. That’s helpful.

Operator

Jeff Rapaport, B (ph) Capital.

Jeff Rapaport  - B (ph) Capital - Analyst

Just touching on the pricing related to PCX, you mentioned not being interested in leading with cost. I imagine at some point, it’s a fairly complex price structure, there would be some type of at least simplification of price. Any sense when there might be? And is that — are you waiting for some type of rollout of a certain platform or technology for that? Or can that happen right after the deal closes?

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

First of all, we haven’t closed the deal yet, so we’re pretty sensitive about talking about price. Right, Jeff? So we’re going to try to get to that period, and we’re hopefully going to close that in the September timeframe. But again, we certainly are — as we’re thinking about it, a lot of changes will — (indiscernible) change things or clarify or simplify some of the pricing structures there, a lot of it would be in conjunction with rolling it out, what’s going on on ArcaEx.

Jeff Rapaport  - B (ph) Capital - Analyst

Okay. Thanks, guys.

Operator

You have no further questions. I’d like to turn it back over to the speakers for any final remarks.

Pat Murphy  - Archipelago Holdings, Inc. - IR

That concludes our Q2 earnings call. Thanks for participating.

Jerry Putnam  - Archipelago Holdings, Inc. - CEO

Thanks, everyone.

Operator

Thank you for your participation in today’s conference. This concludes your presentation. You may now disconnect. Have a great day.

Forward-Looking Statements

Certain statements in this filing may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Archipelago’s current expectations and involve risks and uncertainties that could cause Archipelago’s actual results to differ materially from those set forth in the statements. There can be no assurance that such expectations will prove to be correct. Factors that could cause Archipelago’s results to differ materially from current expectations include: general economic and business conditions, industry trends, competitive conditions, regulatory developments as well as other risks or factors identified in the Company’s filings with the Securities Exchange Commission, including its Report on Form 10-K for the fiscal year ending December 31, 2004 which is available on the Company’s website at http://www.archipelago.com. You should not place undue reliance on forward-looking statements, which speak only as of the date of this filing. Except for any obligation to disclose material information under the Federal securities laws, Archipelago undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this filing.

Important Acquisition Information with Respect to Archipelago’s Merger with the NYSE

In connection with the proposed merger of Archipelago and the NYSE, the parties filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”) on July 21, 2005, containing a preliminary joint proxy statement/prospectus regarding the proposed transaction.  The registration statement has not yet become effective.  The parties will file other relevant documents concerning the proposed transaction with the SEC.  INVESTORS ARE URGED TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY THE PARTIES WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors are able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Archipelago and the NYSE, at the SEC’s website (http://www.sec.gov) as they are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Archipelago, Attention: Investor Relations, at 100 S. Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284.

Archipelago, NYSE and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Archipelago shareholders in respect of the proposed transaction. Information regarding Archipelago’s directors and executive officers is available in Archipelago’s proxy statement for its 2005 annual meeting of stockholders, dated March 31, 2005.  Additional information regarding the interests of such potential participants is also included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.  This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.